Exhibit 16.1

December 17, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 17, 2008, of Jazz Technologies, Inc. and are in agreement with the statements contained in the second and fourth paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP